SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FAO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30240S 60 0

(CUSIP Number)

Fred Kayne
c/o Fortune Financial
1800 Avenue of the Stars, Suite 310
Los Angeles, California 90067
(310) 551-0322

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRED KAYNE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,775,482

	8.	Shared Voting Power 1,091,628

	9.	Sole Dispositive Power 2,775,482

	10.	Shared Dispositive Power 1,091,628

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,867,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](1)

13.	Percent of Class Represented by Amount in Row (11) 50.8%

14.	Type of Reporting Person (See Instructions) IN

(1)                      Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, Kayne Anderson Capital Advisors, L.P.  ("KACALP"), Woodacres LLC, Charles Norris, Les Biller and Hancock Park Capital II, L.P. ("Hancock") (See Item 6).

CUSIP No. 30240S 60 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FORTUNE TWENTY-FIFTH, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization NEVADA, UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,091,628

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,091,628

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,091,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X](1)

13.	Percent of Class Represented by Amount in Row (11) 14.3%

14.	Type of Reporting Person (See Instructions) CO

(1)                      Excludes certain shares of Common Stock and securities convertible into Common Stock held by or under the control of Richard Kayne, KACALP, Woodacres LLC, Charles Norris, Les Biller and Hancock (See Item 6).

Item 1.	Security and Issuer

The equity securities to which this statement on Schedule 13D relates are the Common Stock, par value $0.001 (the "Common Stock") of FAO, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 2520 Renaissance Boulevard, King of Prussia, PA, 19406.

Item 2.	Identity and Background
(a)	The Reporting Persons include Fred Kayne and Fortune Twenty-Fifth, Inc., the sole shareholder of which is Fred Kayne.
(b)

Fred Kayne's business address is c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067. Fortune Twenty-Fifth's business address is P.O. Box 381, Glenbrook, NV 89413 with a copy to Mr. Fred Kayne c/o Fortune Financial, 1800 Avenue of the Stars, Suite 310, Los Angeles, California 90067

(c)

Fred Kayne is President, Chairman and sole shareholder of Fortune Twenty-Fifth. Fortune Twenty-Fifth's principal business is investments. Mr. Kayne is also President of Fortune Fashions Industries and Chairman of Big Dog Holdings, Inc. Fortune Fashions Industries' principal business is sportswear manufacturer and its address is 4700 S. Boyle Ave., Vernon, California 90058-3021. Big Dog Holdings, Inc. principal business is the development and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

(d)	Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws during the last five years.

(f)	Fred Kayne is a citizen of the United States of America.

Because of the voting agreement (the "Stockholders Agreement") described in Item 6, the Reporting Persons together with Richard Kayne, KACALP, Woodacres LLC, Charles Norris, Les Biller and Hancock may be deemed to constitute a "group" as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Except for the Stockholders Agreement and the other agreements mentioned in Item 6, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or securities of the Issuer with any of Richard Kayne, KACALP, Woodacres LLC, Charles Norris, Les Biller or Hancock. Neither the making or contents of this filing constitutes an admission by Fred Kayne that a group exists, and the existence of any such group is expressly disclaimed. The Reporting Persons also expressly disclaim any beneficial ownership in any Common Stock beneficially owned by Hancock, Woodacres LLC, Charles Norris, Les Biller, Richard Kayne or KACALP, which separately file statements on Schedule 13D with respect to their respective beneficial ownership of the Issuer's securities.

Item 3.	Source and Amount of Funds or Other Consideration

Fred Kayne purchased 4,000 shares of the Issuer's Class I Convertible Preferred Stock convertible into 2,666,667 shares of Common Stock in a private transaction on April 23, 2003 in connection with the Issuer's emergence from bankruptcy, at a purchase price of $4,000,000. Fortune Twenty-Fifth received debt securities convertible into 952,381 shares of Common Stock in compromise of certain debt claims held against the Issuer in connection with the Issuer's bankruptcy. Fred Kayne has agreed not to convert such debt securities prior to January 12, 2004. Fortune Twenty-Fifth also received shares of the Issuer's Class J Convertible Preferred Stock convertible into 64,482 shares of Common Stock in compromise of certain debt claims held against the Issuer in connection with the Issuer's bankruptcy. In addition, Fortune Twenty-Fifth received warrants exercisable at $1.95 per share to purchase an additional 35,862 shares of Common Stock and had warrants to purchase 10,060 shares of Common Stock repriced to an exercise price of $1.95, in each case, in compromise of claims through the bankruptcy of the Issuer. All of the Reporting Persons' outstanding options and warrants (other than those repriced as noted above) with respect to the Issuer were cancelled as part of the bankruptcy. The remainder of the Reporting Persons' beneficial ownership of the Issuer's Common Stock is attributable to Common Stock held prior to the bankruptcy that survived the bankruptcy. Immediately upon its emergence from bankruptcy, the Issuer conducted a 1:15 reverse stock split with respect to the Common Stock. The share amounts described herein refer to the number of shares after giving effect to the reverse stock split.

Item 4.	Purpose of Transaction
The Reporting Persons currently intend to hold all of the acquired securities for investment purposes and for the purpose of enhancing their control of the Issuer.

Item 5.	Interest in Securities of the Issuer
(a)

Fred Kayne beneficially owns 3,867,110 shares of the Issuer's Common Stock, or approximately 50.8% of the Issuer's outstanding Common Stock. Of those shares, Fortune Twenty-Fifth beneficially owns 1,091,628 shares of the Issuer's outstanding Common Stock, or approximately 14.3% of the Issuer's outstanding Common Stock. Assuming all of the Company's outstanding Class I Convertible Preferred Stock (which votes with the Common Stock) was converted to Common Stock (and assuming other convertible securities were not converted), these percentages would drop to 16.8% and 4.7%, respectively.

(b)

Subject to the Stockholders Agreement, Fred Kayne has the sole power to vote and dispose, or direct the disposition, of 3,867,110 shares of the Issuer's Common Stock. Of those shares, Fortune Twenty-Fifth has the sole power, subject to the Stockholders Agreement, to vote and dispose, or direct the disposition, of 1,091,628 shares of the Issuer's Common Stock. Fred Kayne is President, Chairman and sole shareholder of Fortune Twenty-Fifth.

(c)	The following transactions in the Issuer's Common Stock beneficially owned by Fred Kayne and Fortune Twenty-Fifth were effected in the last 60 days:
	Date Acquired	Type of Security	Amount of Common or Equivalents Acquired	Price Per Common Share	Where/how Transaction Effected
	4/23/03	Class I Preferred	2,666,667	$1.50	From Issuer (1)
	4/23/03	Convertible Debt	952,381	$1.95	From Issuer (2)
	4/23/03	Class J Preferred	64,482	$1.95	From Issuer (3)
	4/23/03	Warrants	35,862	$1.95	From Issuer (4)
	4/23/03	Repriced Warrants	10,060	$1.95	From Issuer (4)

(1)

Issuable upon conversion of Class I Convertible Preferred. The Reporting Persons expressly disclaim any beneficial ownership in any of the Class I Convertible Preferred (or the Common Stock into which such preferred stock is convertible) owned by Richard Kayne, KACALP, Woodacres LLC, Charles Norris, Les Biller or Hancock.

(2)

Issuable upon conversion of Convertible Notes. The Reporting Persons expressly disclaim any beneficial ownership in any of the Convertible Notes (or the Common Stock into which such notes are convertible) owned by Richard Kayne or KACALP.

(3)

Issuable upon conversion of Class J Convertible Preferred. The Reporting Persons expressly disclaim any beneficial ownership in any of the Class J Convertible Preferred (or the Common Stock into which such preferred stock is convertible) owned by Richard Kayne, KACALP, Woodacres LLC, Charles Norris, Les Biller or Hancock.

(4)

Issuable upon exercise of Warrants. The Reporting Persons expressly disclaim any beneficial ownership in any of the Warrants (or the Common Stock for which such warrants are exercisable) owned by Richard Kayne or KACALP.

(d)	Not applicable.
(e)	Not applicable.

By reason of the Stockholders Agreement and operation of Section 13(d) of the Exchange Act as described in Item 2, Fred Kayne may be deemed to beneficially own an additional (i) 3,333,333 shares beneficially owned by Hancock, (ii) 10,137,815 shares beneficially owned or controlled by Richard Kayne and KACALP, (iii) 2,066,667 shares beneficially owned by Woodacres LLC, (iv) 666,667 shares beneficially owned by Charles Norris and (v) 1,333,333 shares beneficially owned by Les Biller. The information with respect to the beneficial ownership by Hancock, Richard Kayne and KACALP is based on information supplied by, or on behalf of, Hancock, Richard Kayne and KACALP and Fred Kayne makes no representation or guarantee as to the completeness or accuracy of this information.

Fred Kayne expressly disclaims any beneficial ownership in any Common Stock held or controlled by Hancock, Richard Kayne or KACALP notwithstanding the stockholders agreement among Fred Kayne, Hancock, Woodacres LLC, Charles Norris, Les Biller, Richard Kayne and KACALP with respect to voting rights as described in Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Fred Kayne is Chairman of the Board of Directors of the Issuer and is also the brother of Richard Kayne, a principal of KACALP. KACALP and its affiliates beneficially own, directly or indirectly, a substantial portion of the Issuer's Common Stock.

On April 23, 2003, in connection with the Issuer’s emergence from bankruptcy the Reporting Persons consummated the transactions contemplated by the Securities Purchase Agreement among the Issuer, the Reporting Persons and the other parties listed on the signature pages thereto, as amended (the “Purchase Agreement”).   The Purchase Agreement includes, among other provisions, (i) pursuant to Section 5 of the Purchase Agreement, an agreement that the securities purchased thereby may not be sold, transferred, pledged or hypothecated unless the proposed transaction does not require registration or qualification under federal or state securities laws or unless the proposed transaction is registered or qualified as required; and (ii) pursuant to Section 7 of the Purchase Agreement, an agreement that the Issuer may cause certain purchasers of the Convertible Preferred Stock (“Conversion Shares”), to cause the issuance of a letter of credit in favor of the Issuer’s lenders on the terms set forth therein.

In connection with the Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer’s Convertible Preferred Stock (“Holders”) were granted rights to have Conversion Shares owned by such Holders registered for sale under the Securities Act of 1933, as amended, under the terms and conditions described therein.

In connection with the Purchase Agreement, the Reporting Persons also entered into the Shareholders Agreement, dated as of April 23, 2003, with the Issuer and the other parties thereto, pursuant to which purchasers of the Issuer's Convertible Preferred Stock ("Holders") were granted rights to have Conversion Shares owned by such Holders registered for sale under the Securities Act of 1933, as amended, under the turns and conditions described therein.

The Reporting Persons agreed in the Stockholders Agreement among the Reporting Persons, KACALP, Richard Kayne, Woodacres LLC, Charles Norris, and Hancock in connection with Hancock's purchase of the Issuer's securities that they will vote all securities of the Issuer that are entitled to vote thereon in favor the election of one director designated by Hancock until Hancock holds less than 3,000 shares of Class I Convertible Preferred Stock of the Issuer (or the equivalent in such securities and Common Stock).

Item 7.	Material to Be Filed as Exhibits
99.1

Stockholders Agreement, dated April 22, 2003, among Kayne Anderson Capital Advisors, L.P., Fred Kayne, Richard Kayne, Woodacres LLC, Charles Norris, Fortune Twenty-Fifth, Inc. and Hancock Park Capital II, L.P.

99.2

Securities Purchase Agreement, dated as of April 3, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., and PCG Tagi, LLC (Series H).*

99.3

First Amendment to Securities Purchase Agreement, dated as of April 21, 2003, by and among the Issuer, PCG Tagi, LLC (Series H), Fred Kayne, Kayne Anderson Capital Advisors, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee.

99.4

Shareholders Agreement, dated as of April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee.

99.5

Registration Rights Agreement, dated as of April 23, 2003, by and among the Issuer, Saks Incorporated, Richard Kayne, Fred Kayne, Kayne Anderson Capital Advisors, L.P., Hancock Park Capital II, L.P., Woodacres LLC, Charles Norris, and Les Biller, as trustee.

* Previously filed as Exhibit 10.2 to Form 8-K filed on April 21, 2003 (File No. 000-19536), which exhibit is incorporated herein by this reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2003
Date
/s/ Fred Kayne
Signature
Fred Kayne
Name/Title

FORTUNE TWENTY-FIFTH, INC.
/s/ Fred Kayne
Signature

Fred Kayne/President
Name/Title